UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
    (Amendment No. 1)*

SCIENCE 37 HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

808644108
(CUSIP Number)

Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ting S. Chen
Bethany A. Pfalzgraf
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

March 12, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Pharmaceutical Product Development, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Wildcat Acquisition Holdings (UK) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Jaguar Holding Company II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Jaguar Holding Company I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Eagle Holding Company II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
PPD, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Thermo Fisher Scientific Powder US Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Thermo Fisher Scientific Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Fisher Scientific International LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Fisher Scientific Worldwide Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Spectra-Physics Holdings USA, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Thermo Fisher Scientific Powder Holdings I Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Thermo Fisher Scientific Powder Holdings II Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Thermo Fisher Scientific Powder Holdings III Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Thermo Fisher Scientific Powder Holdings IV Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 808644108

1	NAMES OF REPORTING PERSONS
Thermo Fisher Scientific Powder US Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the previously filed statement on Schedule 13D filed on December 20, 2021 (as amended and supplemented from time to time, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Science 37 Holdings, Inc. (formerly known as LifeSci Acquisition II Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 800 Park Offices Drive, Suite 3606, Research Triangle Park, North Carolina 27709.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly on behalf of Thermo Fisher Scientific Inc. (“Thermo Fisher”), Thermo Fisher Scientific Powder US Holdings Corp. (“Powder Holdings”),  PPD, Inc. (“PPD”), Eagle Holding Company II, LLC (“Eagle II”), Jaguar Holding Company I, LLC (“Jaguar I”), Jaguar Holding Company II (“Jaguar II”), Wildcat Acquisition Holdings (UK) Limited (“Wildcat”) and Pharmaceutical Product Development, LLC (“Pharma LLC”), Fisher Scientific International LLC (“Scientific International”), Fisher Scientific Worldwide Inc. (“Worldwide”), Spectra-Physics Holdings USA, LLC (“Spectra-Physics”), Thermo Fisher Scientific Powder Holdings I Ltd (“Powder Holdings I”), Thermo Fisher Scientific Powder Holdings II Ltd (“Powder Holdings II”), Thermo Fisher Scientific Powder Holdings III Ltd (“Powder Holdings III”), Thermo Fisher Scientific Powder Holdings IV Ltd (“Powder Holdings IV”), Thermo Fisher Scientific Powder US Holdings Ltd (“US Holdings” and, collectively with Thermo Fisher, Powder Holdings, PPD, Eagle II, Jaguar I, Jaguar II, Wildcat, Pharma LLC, Scientific International, Worldwide, Spectra-Physics, Powder Holdings I, Powder Holdings II, Powder Holdings III and Powder Holdings IV the “Reporting Persons”).

Thermo Fisher is a Delaware corporation and is a leading supplier of scientific instrumentation, reagents and consumables and software services. Thermo Fisher conducts its business operations through its direct and indirect subsidiaries, including Powder Holdings, for which it is the sole shareholder. Powder Holdings is Delaware corporation whose principal business is serving as the sole shareholder of PPD. PPD is a Delaware corporation and is a leading provider of drug development services to the biopharmaceutical industry. PPD conducts its business operations through its direct and indirect subsidiaries, including Eagle II, for which it serves as sole member. Eagle II is a Delaware limited liability company whose principal business is serving as the sole member of Jaguar I. Jaguar I is a Delaware limited liability company whose principal business is serving as the sole shareholder of Jaguar II. Jaguar II is a Delaware corporation whose principal business is serving as the sole shareholder of Wildcat. Wildcat is a corporation organized under the laws of the United Kingdom whose principal business is serving as the sole member of Pharma LLC. Pharma LLC is a Delaware limited liability company whose principal business is providing of drug development services to the biopharmaceutical industry and investing in securities of the Issuer. Scientific International is a Delaware limited liability company whose principal business is serving as the sole shareholder of Worldwide. Worldwide is a Delaware corporation whose principal business is serving as the sole member of Spectra-Physics. Spectra-Physics is a Delaware limited liability company whose principal business is serving as the sole shareholder of Powder Holdings I. Powder Holdings I is a limited company organized under the laws of the Cayman Islands whose principal business is serving as the 88.24% shareholder of Powder Holdings II. Powder Holdings II is a limited company organized under the laws of the Cayman Islands whose principal business is serving as the sole shareholder of US Holdings. Powder Holdings III is a limited company organized under the laws of the Cayman Islands whose principal business is serving as the sole shareholder of Powder Holdings IV. Powder Holdings IV is a limited company organized under the laws of the Cayman Islands whose principal business is serving as the 11.76% shareholder of Powder Holdings II. US Holdings is a limited company organized under the laws of England and Wales whose principal business is serving as the sole shareholder of Powder Holdings.

The principal office of each of PPD, Eagle II, Jaguar I, Jaguar II, Pharma LLC and Wildcat is 929 North Front Street, Wilmington, North Carolina 28401 and the principal office of each of Thermo Fisher, Powder Holdings, Scientific International, Worldwide, Spectra-Physics, Powder Holdings I, Powder Holdings II, Powder Holdings III, Powder Holdings IV and US Holdings is 168 Third Avenue, Waltham, Massachusetts 02451.

Information regarding each director and executive officer of PPD is set forth on Schedule I attached hereto, which is incorporated herein by reference in response to this Item 2. Information regarding each director and executive officer of Thermo Fisher and Powder Holdings is set forth on Schedule II attached hereto, which is incorporated herein by reference in response to this Item 2. Information regarding each director and executive officer of Worldwide Holdings is set forth on Schedule III attached hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit E.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

On December 8, 2023, Science 37 effected a reverse stock split of its common stock at a ratio of 1-for-20 (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the Reporting Persons beneficially owned 868,990 shares of Common Stock.

On January 28, 2024, eMED, LLC (“eMED”), Marlin Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of eMED (“Marlin”), and Science 37 entered into an Agreement and Plan of Merger, dated as of January 28, 2024 (the “eMED Plan of Merger”), which contemplated a tender offer (the “Tender Offer”) to be commenced by Marlin to acquire all shares of Common Stock issued and outstanding. In connection with the eMED Plan of Merger, eMED, Marlin and Pharma LLC entered into a Tender and Support Agreement (the “Tender and Support Agreement”), pursuant to which Pharma LLC agreed to tender all shares of Common Stock that it owned in the Tender Offer.

After the commencement of the Tender Offer and pursuant to the terms of the Tender and Support Agreement (as described further in Item 6 of the Schedule 13D), Pharma LLC tendered all shares of Common Stock beneficially owned by Thermo Fisher and its subsidiaries in the Tender Offer, and on March 12, 2024, eMED completed the Tender Offer for all the outstanding shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

On March 12, 2024, Marlin completed the Tender Offer and accepted for payment all shares of Common Stock validly tendered and not withdrawn, including the shares previously held by Pharma LLC, at a price of $5.75 per share (the “Offer Price”) in cash, without interest and subject to any tax withholding.

In connection with the completion of the Tender Offer, the 868,990 shares of Common Stock beneficially owned by the Reporting Persons were converted into the right to receive the Offer Price.

As a result of the completion of the Tender Offer, the Reporting Persons beneficially own no shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) and 5(e) of the Schedule 13D are hereby amended and restated as follows:

(a), (b) The following disclosure assumes that there are 6,029,528 shares of Common Stock outstanding, as set forth in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2024.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 12, 2024, the Reporting Persons were deemed to beneficially own 0 shares of Common Stock, representing 0% of shares of Common Stock outstanding.

None of the persons listed on Schedule I, Schedule II or Schedule III attached hereto is a beneficial owner of Common Stock.

(c) The response to Item 4 of this Amendment is incorporated by reference herein. Other than as reported in this Amendment, none of the Reporting Persons, nor to their knowledge, any person listed on Schedule I, Schedule II or Schedule III, has effected any transaction in the shares of Common Stock since the filing of Schedule 13D on December 20, 2021.

(e) As a result of the completion of the Tender Offer, on March 12, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end thereof:

Tender and Support Agreement

Pursuant to the Tender and Support Agreement, Pharma LLC agreed to, as promptly as practicable after the commencement of the Tender Offer, but in no event later than the expiration date of such Tender Offer, effect the valid tender of all shares of Common Stock owned by Pharma LLC pursuant to the terms of the Tender Offer. Pharma LLC also agreed not to withdraw such shares from the Tender Offer unless and until the Tender and Support Agreement has been terminated in accordance with the terms thereof. Further, Pharma LLC agreed to, at any annual or special meeting of the stockholders of Science 37, (a) cause all of its shares to be counted as present thereat for purposes of determining a quorum and (b) be present and vote, or deliver a written consent in respect to, all of the shares of Common Stock owned by it against any acquisition proposal or other action that is intended or would reasonably be expected to materially impede or interfere with or materially delay the Tender Offer or any other transactions contemplated by the eMED Plan of Merger. Pursuant to the Tender and Support Agreement, Pharma LLC validly tendered all of its shares of Common Stock in the Tender Offer.

References to and descriptions of the Tender and Support Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as Exhibit F hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

E.	Joint Filing Agreement by and among the Reporting Persons, dated as of March 14, 2024.

F.
Tender and Support Agreement, dated January 28, 2024, by and among eMED, LLC, Marlin Merger Sub Corporation and Pharmaceutical Product Development, LLC, (incorporated by reference to Exhibit 10.3 to Science 37’s Current Report on Form 8-K filed on January 29, 2024).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2024

THERMO FISHER SCIENTIFIC INC.

By:	/s/ Michael Boxer
Name:	Michael Boxer
Title:	Senior Vice President and General Counsel

THERMO FISHER SCIENTIFIC POWDER US HOLDINGS CORP.

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	President

PPD, INC.

By:	/s/ Julia James
Name:	Julia James
Title:	General Counsel and Assistant Secretary

EAGLE HOLDING COMPANY II, LLC

By:	/s/ Julia James
Name:	Julia James
Title:	Executive Vice President, General Counsel and Secretary

JAGUAR HOLDING COMPANY I, LLC

By: Eagle Holding Company II, LLC, its Managing Member

By:	/s/ Julia James
Name:	Julia James
Title:	Assistant Secretary

JAGUAR HOLDING COMPANY II

By:	/s/ Julia James
Name:	Julia James
Title:	Executive Vice President and General Counsel

[Schedule 13D/A Signature Page]

WILDCAT ACQUISITION HOLDINGS (UK) LIMITED

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	Director

PHARMACEUTICAL PRODUCT DEVELOPMENT, LLC

By:	/s/ Julia James
Name:	Julia James
Title:	Executive Vice President, General Counsel and Secretary

FISHER SCIENTIFIC INTERNATIONAL LLC

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	Vice President and Treasurer

FISHER SCIENTIFIC WORLDWIDE INC.

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	Treasurer and Assistant Secretary

SPECTRA-PHYSICS HOLDINGS USA, LLC

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	Treasurer and Assistant Secretary

THERMO FISHER SCIENTIFIC POWDER HOLDINGS I LTD

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	Director

[Schedule 13D/A Signature Page]

THERMO FISHER SCIENTIFIC POWDER HOLDINGS II LTD

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	Director

THERMO FISHER SCIENTIFIC POWDER HOLDINGS III LTD

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	Director

THERMO FISHER SCIENTIFIC POWDER HOLDINGS IV LTD

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	Director

THERMO FISHER SCIENTIFIC POWDER US HOLDINGS LTD

By:	/s/ Anthony H. Smith
Name:	Anthony H. Smith
Title:	Director

[Schedule 13D/A Signature Page]

SCHEDULE I

Executive Officers and Directors of PPD, Inc.

The name and principal occupation of each director and executive officer of PPD, Inc. are set forth below. The address for each person listed below is c/o PPD, Inc., 929 North Front Street, Wilmington, North Carolina 28401. All executive officers and directors listed are United States citizens other than Julia James, who is a citizen of the United Kingdom.

EXECUTIVE OFFICERS:

Name	Present Principal Occupation or Employment

Julia L. Chen	Vice President and Secretary, Thermo Fisher Scientific Inc.
Michael Boxer	Senior Vice President and General Counsel, Thermo Fisher Scientific Inc.
James E. Bruni	Assistant Secretary, Thermo Fisher Scientific Inc.
Julia James	Vice President, Legal, Thermo Fisher Scientific Inc.
Kelly McGinnis	Vice President, Finance, Thermo Fisher Scientific Inc.
Michael K. Michaud	Assistant Secretary, Thermo Fisher Scientific Inc.
Anthony Hugh Smith	Vice President, Tax and Treasury, and Treasurer, Thermo Fisher Scientific Inc.
Maura A. Spellman	Assistant Treasurer, Thermo Fisher Scientific Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Julia L. Chen	Vice President and Secretary, Thermo Fisher Scientific Inc.
Anthony Hugh Smith	Vice President, Tax and Treasury, and Treasurer, Thermo Fisher Scientific Inc.
Maura A. Spellman	Assistant Treasurer, Thermo Fisher Scientific Inc.

SCHEDULE II

The name and principal occupation of each director and executive officer of Thermo Fisher Scientific Powder US Holdings Corp. and Thermo Fisher Scientific Inc. are set forth below. The address for each person listed below is c/o Thermo Fisher Scientific Inc., 168 Third Avenue, Waltham, Massachusetts 02451. All executive officers and directors listed are United States citizens other than Lars R. Sørensen, who is a citizen of Denmark, and Dion Weisler, who is a citizen of Australia.

Thermo Fisher Scientific Powder US Holdings Corp.

EXECUTIVE OFFICERS:

Name	Present Principal Occupation or Employment

Anthony Hugh Smith	Vice President, Tax and Treasury, and Treasurer, Thermo Fisher Scientific Inc.
Maura A. Spellman	Assistant Treasurer, Thermo Fisher Scientific Inc.
James E. Bruni	Assistant Secretary, Thermo Fisher Scientific Inc.
Michael K. Michaud	Assistant Secretary, Thermo Fisher Scientific Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Anthony Hugh Smith	Vice President, Tax and Treasury, and Treasurer, Thermo Fisher Scientific Inc.

Thermo Fisher Scientific Inc.

EXECUTIVE OFFICERS:

Name	Present Principal Occupation or Employment

Michael Boxer	Senior Vice President and General Counsel, Thermo Fisher Scientific Inc.
Marc N. Casper	Chairman, President and Chief Executive Officer, Thermo Fisher Scientific Inc.
Michel Lagarde	Executive Vice President and Chief Operating Officer, Thermo Fisher Scientific Inc.
Gianluca Pettiti	Executive Vice President, Thermo Fisher Scientific Inc.
Stephen Williamson	Senior Vice President and Chief Financial Officer, Thermo Fisher Scientific Inc.
Lisa P. Britt	Senior Vice President and Chief Human Resources Officer, Thermo Fisher Scientific Inc.
Joseph R. Holmes	Vice President and Chief Accounting Officer, Thermo Fisher Scientific Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Marc N. Casper	Chairman, President and Chief Executive Officer, Thermo Fisher Scientific Inc.
Nelson J. Chai	Retired CFO, Uber Technologies Inc.
Ruby R. Chandy	Retired President, Pall Corporation
C. Martin Harris	Vice President of the Health Enterprise, Chief Business Officer and Professor, University of Texas Austin, Dell Medical School
Tyler Jacks	President, Break Through Cancer
Jennifer M. Johnson	President and CEO, Franklin Resources, Inc.

R. Alexandra Keith	Chief Executive Officer, P&G Beauty, Proctor & Gamble Company
James C. Mullen	Retired Chairman, President and Chief Executive Officer, Editas Medicine, Inc.
Lars R. Sørensen	Retired President and CEO of Novo Nordisk A/S
Debora L. Spar	Professor, Harvard Business School
Scott M. Sperling	Co-Chief Executive Officer, Thomas H. Lee Partners, LP
Dion J. Weisler	Retired President and CEO, HP Inc.

SCHEDULE III

Executive Officers and Directors of Fisher Scientific Worldwide Inc.

The name and principal occupation of each director and executive officer of Fisher Scientific Worldwide Inc. are set forth below. The address for each person listed below is c/o Thermo Fisher Scientific Inc., 168 Third Avenue, Waltham, Massachusetts 02451. All executive officers and directors listed are United States citizens.

EXECUTIVE OFFICERS:

Name	Present Principal Occupation or Employment

Julia L. Chen	Vice President and Secretary, Thermo Fisher Scientific Inc.
James E. Bruni	Assistant Secretary, Thermo Fisher Scientific Inc.
Michael K. Michaud	Assistant Secretary, Thermo Fisher Scientific Inc.
John B. Sabo	Vice President, Legal, Thermo Fisher Scientific Inc.
Anthony Hugh Smith	Vice President, Tax and Treasury, and Treasurer, Thermo Fisher Scientific Inc.
Maura A. Spellman	Assistant Treasurer, Thermo Fisher Scientific Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Julia L. Chen	Vice President and Secretary, Thermo Fisher Scientific Inc.

Exhibit E

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned acknowledge and agree that the Statement on Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Science 37 Holdings, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned that is named as a reporting person in such filing without the necessity of filing an additional joint filing agreement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 14, 2024

THERMO FISHER SCIENTIFIC INC.

By:	/s/ Michael Boxer
	Name:	Michael Boxer
	Title:	Senior Vice President and General Counsel

THERMO FISHER SCIENTIFIC POWDER US HOLDINGS CORP.

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	President

PPD, INC.

By:	/s/ Julia James
	Name:	Julia James
	Title:	General Counsel and Assistant Secretary

EAGLE HOLDING COMPANY II, LLC

By:	/s/ Julia James
	Name:	Julia James
	Title:	Executive Vice President, General Counsel and Secretary

JAGUAR HOLDING COMPANY I, LLC
By: Eagle Holding Company II, LLC, its Managing Member

By:	/s/ Julia James
	Name:	Julia James
	Title:	Assistant Secretary

JAGUAR HOLDING COMPANY II

By:	/s/ Julia James
	Name:	Julia James
	Title:	Executive Vice President and General Counsel

WILDCAT ACQUISITION HOLDINGS (UK) LIMITED

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Director

PHARMACEUTICAL PRODUCT DEVELOPMENT, LLC

By:	/s/ Julia James
	Name:	Julia James
	Title:	Executive Vice President, General Counsel and Secretary

FISHER SCIENTIFIC INTERNATIONAL LLC

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Vice President and Treasurer

FISHER SCIENTIFIC WORLDWIDE INC.

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Treasurer and Assistant Secretary

SPECTRA-PHYSICS HOLDINGS USA, LLC

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Treasurer and Assistant Secretary

THERMO FISHER SCIENTIFIC POWDER HOLDINGS I LTD

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Director

THERMO FISHER SCIENTIFIC POWDER HOLDINGS II LTD

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Director

THERMO FISHER SCIENTIFIC POWDER HOLDINGS III LTD

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Director

THERMO FISHER SCIENTIFIC POWDER HOLDINGS IV LTD

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Director

THERMO FISHER SCIENTIFIC POWDER US HOLDINGS LTD

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Director